

Business Plan

Cactus Blossom Cantina, LLC

VT business ID# 0415712

(2/20/23)

1. Executive Summary
    ○ Cactus Blossoms Cantina seeks to bring Arizona cuisine to the Green Mountain State. With a passion for innovation and creativity, our small team of chefs and designers are spearheading a post-pandemic reawakening of restaurant culture. We have planned flexibility and accessibility into our business model. By keeping our finger on the pulse of the local and global market, we will be prepared to fluctuate our menu, hours and service style to suit the needs of the community without compromising our quality or passion.
2. Concept & Location
    ○ Cactus Blossom Cantina represents a new wave of Southwestern cuisine. Between the California coast and the great state of Texas sits a true melting pot of American and global culture. Drawing from primarily Latin-American flavors with a dash of Mediterranean and Asian influences, we will showcase some of our favorite interpretations of nouveau American fusion.

- 712 Main St. is a few blocks east of the heart of downtown Bennington and a short walk away from street-side and lot parking. The front doors of the two-story building are an arms reach from the Main street sidewalk and buffered by a generous wind break.
    - Formerly Donovan's sports bar, the well maintained interior can comfortably seat 40 patrons; between its 11 bar seats, 5 central bar seats, large 6-person booth, three bar height tables that seat 4, and one banquet table in the former pool table room will seat 6.
    - The long bar top houses 12 tap lines that run down to a large walk-in cooler in the basement. A very small but functional kitchen has been added onto the left side of the bar, designed to be run by the Bartender during service. Two clean restrooms are accessible in the back of the building.
    - The back exit opens to a small wood deck with a ramp for ADA access and inventory loading. A mid-sized storage shed sits off to the right of the decking and stairs leading to the second story apartment are to the left. The small back gravel lot is large enough for private parking, receiving inventory, and limited patio seating during agreeable weather.
    - The second story apartment will allow us to live and work on site and maximize our product sales while minimizing staffing needs.
  - *See attached walk-through video

3. Market Conditions & Competition
   - The benefit of being in a small town is that neighboring businesses help to prop each other up, not tear each other down. We intend to carry that spirit into this venture by sourcing the bulk of our wine, beer and proteins from Vermont. By coordinating with the local breweries we can help to bolster their sales and our own at the same time.
   - Most of the local restaurants, bars and tap houses have at least one or two Mexican inspired menu items indicating a strong market for this style of cuisine. There are three restaurants in town that serve primarily SW style food : Chili's, Avocado Pit, and Harvest Brewing. Our concept is distinctly different from these locations due to our Chef curated menu, from-scratch kitchen and vibrant Cantina atmosphere.

4. Menu & Service
   - Cactus Blossom's food will feature a seasonally rotating selection of both familiar and unique ingredients sourced from local and regional suppliers. The menu will consist of Tapas-style small plates with bold flavors rooted in Southwestern cuisine. Each plate has been set to cost $7, with ingredient cost in the range of $1-$2.
   - The Cantina bar will serve a curated selection of local beers and wines in the $6-$9 range, as well as festive Michelada beer cocktails and Sangrias that complement our signature dishes at $12.
   - Plates will be smaller than a traditional restaurant entree with the intent that each

customer could affordably order several dishes and additional beverages during their visit. Conservatively anticipating each seat ordering 1.5 dishes and 1.5 drinks, this brings the total per-seat expenditure to $26 (the industry average as per the National Restaurant Association).
   ○ The slim profile of the lobby will allow for the bulk of food service to happen at the extensive bar top, which is connected directly to the kitchen. All tables will be visible to the bartender/host, and service will be no more than a few steps outside the bar/kitchen area.
5. Management
   ○ Our doors will be open 7 days a week, from 5:30 PM to 11:30 PM in order to serve members of the community that work and live alternative hours. Chef owners will be living on site and responsible for food preparation and administration during the daytime hours to ensure quality and speed of service in the evening hours. Eventual morning prep staff may be hired should sales volumes increase sufficiently. Owners will be on site and on call during evening service inorder to assist if needed. A minimum of one Bartender will be required to operate the bar/kitchen and serve. Busy nights may call for up to 4 persons to tend the bar, cook, clean and serve.
   ○ Team
      ■ Christina Brogan - Executive Chef
         ● Chef Christina was educated in classic, French fine dining techniques at the acclaimed Arizona Culinary Institute. After graduating, she trained under celebrity Chef Beau MacMillan at his restaurant Elements. She later moved on to become the Executive Chef at Pomegranate Cafe where she had the privilege of working closely with small farms to create an extensive rotation of seasonal vegan recipes. The later half of her career has been focused on catering both large and small scale fine dining events including galas, weddings, grand openings, business meetings, bachelorette and birthday parties.
         ● Christina's responsibilities include:
            ○ Menu development, preparation, quality and portion control, seasonal rotations and specials, and inventory management
      ■ TJ Cunanan - Operations Administrator
         ● Having cooked at and managed numerous vegan/vegetarian kitchens in the Phoenix area over many years, Chef TJ has an intricate knowledge of efficient kitchen flow and technical skill. Drawing on a diverse background and worldly experience, Chef TJ is able to conjure amazing dishes and fantastic flavors to impress even the staunchest critics.
         ● TJ's responsibilities include:
            ○ Manage the kitchen and bar during service hours, hire and

train new staff, update website, manage social media and customer outreach, acquire inventory when delivery is not possible, assist with menu prep and development
- John Brogan - Operations Manager
  - Owner of Foundation Drafting & Design since 2017, John brings an array of skills essential to the preparation and maintenance of the building and business.
  - John's responsibilities include:
    - Asses current property condition for vulnerabilities and future opportunities; 3D CAD model existing structure for space planning & cost estimating; budget, plan, and implement energy saving projects; design/build custom production line equipment
    - Oversee facilities maintenance, accounts and finances; plan/permit expansions and events, manage marketing and merchandise
- Professional Bartender - To be hired
  - Our local professional bartenders will assist in creating unique beer and wine cocktails to pair with our seasonally rotating menu

6. Marketing & Sales
- The majority of our marketing plan will be an investment in time, more so than financial resources. Being in a small town, we understand that reputation and word of mouth is going to be our biggest asset. We have taken time to meet with numerous local business owners to assess the typical marketing avenues and sales challenges in the community. Our next step will be to spend time speaking with students and staff from Bennington College and staff from SWVT Medical Center regarding bulk and recurring orders.
- Bennington relies heavily on Facebook to spread information, ask questions and to advertise. We will use that avenue to showcase enticing food and drink specials and to generate interest before we open our doors. Our business card QR code will link potential new customers to our Cactus Blossom Cantina website, with beautiful pictures of our menu and current specials. We will manage our Google search results so that our hours, links and menu are up-to-date. ○ CactusBlossomCantina.com has been purchased and professionally designed locally by Greg Urban and his team at UrbanPressed.com. The website features a full color menu with ordering, to-go/catering information, and a calendar for upcoming events.
- Organization and scheduling of projects and shifts, as well as planning for events and catering, will be handled by Dubsado software, which we already own. ○ Part of our passive marketing plan is to be open when other businesses are closed, notably in the late evening and each day of the week, sales permitting. Living on site allows us to set our own hours based on what the customers want and to adapt to meet changing needs.

- We have partnered with TouchBistro, a POS system designed to facilitate customer loyalty and restaurant success. The software will allow us to closely track sales and inventory and easily advertise to repeat diners. TouchBistro will have a full recipe profile for each menu item so that diners with allergies or dietary restrictions can order with certainty.
- With two ticket printers, two mini tablets and two IPADS, we have hardware to support double the customer flow that we anticipate. The internal server and credit card processing technology continue to function even during times of internet and power outages. With assigned seat numbers, split tickets will be easy to accommodate and food will be delivered to the right person every time. 7. Financials
  - See attached quarterly 3-year Income and Cash Flow Statements
  - Key Assumptions
    - 5 STAFF MEMBERS ON SHIFT (3 MANAGER, 2 HOURLY FTE)
    - 6 HOUR SERVICE TIME (5PM - 11PM)
    - 8 HOUR/DAY HOURLY EMPLOYEE SHIFTS
    - 30 DAYS OPEN PER MONTH
    - 40 SEATS BAR AND LOBBY
    - ADDITIONAL OUTSIDE SEATING NOT FACTORED
    - EACH SEAT WILL AVERAGE $14 IN FOOD
    - FOOD SALES AT 60%
    - EACH SEAT WILL AVERAGE $12 IN DRINKS
    - BEER AND WINE SALES AT 40%
    - CATERING & TO-GO AT 5% OF FOOD SALES
    - MORTGAGE PAYMENT AT $2000/MO AT 7%
    - EXPENSES AND UTILITIES BASED ON THE NATIONAL RESTAURANT ASSOCIATION 2021 INDUSTRY, NATIONAL, AND STATE AVERAGES
      - https://restaurant.org/research-and-media/research/industry-statistics/
    - SALES OF $36,000/MONTH BASED ON NATIONAL AVERAGE FOR A COMPARABLE BUSINESS PLAN/SIZE
    - SEASONAL TRENDS IN SALES VOLUME WILL FOLLOW HISTORIC DATA CURVE
    - SALES CURVE FOR THE FIRST YEAR REDUCED BY 25% DUE TO BEING A NEW BUSINESS
    - $15,000 AVERAGE TOTAL MONTHLY FINANCIAL OBLIGATION
    - 20 SEATS AT $26 PER SEAT AVERAGE OVER 30 DAYS TO MEET THE ABOVE MINIMUM OBLIGATION

8. Permits, licenses, & insurance
- Department of Health - Food and Lodging Program
  - Restaurant III (51-100 seats) - $300 annual
  - Display license and health inspection report
    - (30 days prior to open)
- Department of Liquor Control
  - Class 1 Liquor License - $230,
  - & DLL certified alcohol service training - every 2 years
  - Display license and mandatory signage

- - - (2 to 6 weeks)
  - Department of Environmental Conservation
    - Wastewater Permit
    - ~Update ownership and reapply for any plumbing renovations or seating increase
      - (up to 90 days)
  - Department of Taxes
    - Payroll, property and sales taxes
  - Business Property Insurance
    - The Richards Group -
  - Workers Compensation
    - The Richards Group -